Exhibit 99.1

voxeljet AG Completes €26.5 Million Sale-Leaseback Transaction for German Facility

•	Sale-Leaseback Transaction of its German facility is complete, and generated approximately €26.5 million in gross proceeds
•	With the proceeds, voxeljet AG repaid its outstanding financial liabilities
•	Maintains commitment to its Munich-area operations by signing a 15-year lease term, with two consecutive five-year extension options

Friedberg, Germany, November 1, 2022 — voxeljet AG (NASDAQ: VJET) (the “Company”, “voxeljet”, or “we”), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that it has completed the sale-leaseback transaction previously disclosed on August 11, 2022, which generated approximately €26.5 million in gross proceeds. The Company used the proceeds from this transaction to repay its financial liabilities.

The sale-leaseback transaction involving the Company’s headquarters in Friedberg, Germany, was entered into with an institutional, unaffiliated real estate investor. The leaseback of the facility provides for a fifteen-year lease commitment with two consecutive five-year extension option periods.

The Friedberg facility serves as voxeljet’s headquarters as well as its center of excellence for research, development and production of the Company’s 3D printing systems.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, the projected timing and successful completion of the sale-leaseback transaction, our results of operations, financial condition and business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316